--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X              Form 40-F__

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

        This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


--------------------------------------------------------------------------------

                                  ATTUNITY LTD



6-K Items
---------


    1. Consolidated Financial Statements of Attunity Ltd and Its Subsidiaries as of December 31, 2003

    2. Management's Discussion And Analysis of Operating Results And Financial Review and Prospects for the year ended December 31. 2003

    3.        Exhibit 23.1-Consent of Kost Forer Gabbay & Kasierer

    4. Exhibit 31.1-Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

    5. Exhibit 31.2-Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

    6. Exhibit 32.1-Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

    7. Exhibit 32.2-Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                                                          Item 1

                       ATTUNITY LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                                 IN U.S. DOLLARS




                                      INDEX


                                                                     Page
                                                                     ----

Report of Independent Auditors                                        F-2

Consolidated Balance Sheets                                        F-3 - F-4

Consolidated Statements of Operations                                 F-5

Statements of Changes in Shareholders' Equity                         F-6

Consolidated Statements of Cash Flows                              F-7 - F-8

Notes to Consolidated Financial Statements                        F-9 - F-34



                                 - - - - - - - -

ERNST & YOUNG



                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                                  ATTUNITY LTD.


     We have audited the accompanying consolidated balance sheets of Attunity Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in United States.

     As discussed in Note 2j to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142 in 2003.



                                             /s/Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel                               KOST FORER GABBAY & KASIERER
March 11, 2004                               A Member of Ernst & Young Global

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                December 31,
                                                                        -----------------------------
                                                                             2003            2002
                                                                         -------------   -------------
    ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                             $  2,073        $  2,693
   Restricted cash                                                            902               -
   Short-term bank deposits                                                   120              88
   Marketable securities                                                      200               -
   Trade receivables (net of allowance for doubtful
    accounts of $ 312 and
    $ 33 at December 31, 2003 and 2002, respectively)                       2,845           3,377
   Other accounts receivable and prepaid expenses (Note 3)                  1,006           1,233
                                                                        -------------   -------------
 Total current assets                                                       7,146           7,391
 -----                                                                  -------------   -------------

 SEVERANCE PAY FUND                                                        1,592           1,189
                                                                        -------------   -------------
 PROPERTY AND EQUIPMENT, NET (Note 4)                                         926           1,145
                                                                        -------------   -------------
 SOFTWARE DEVELOPMENT COSTS, NET (Note 5)                                   4,512           6,075
                                                                        -------------   -------------
 GOODWILL (Note 6)                                                          6,036           5,684
                                                                        -------------   -------------
 Total assets                                                            $ 20,212        $ 21,484
 -----                                                                  =============   =============




The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except for share data

                                                                                December 31,
                                                                        -----------------------------
                                                                            2003            2002
                                                                        -------------   -------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit (Note 7)                                       $    206        $    175
   Current maturities of long-term debt (Note 9)                              102             205
   Trade payables                                                             583             645
   Deferred revenues                                                        2,090           1,986
   Employees and payroll accruals                                           1,239           1,055
   Accrued expenses and other liabilities (Note 8)                          3,479           2,658
                                                                        -------------   -------------
 Total current liabilities                                                  7,699           6,724
 -----                                                                  -------------   -------------

 LONG-TERM LIABILITIES:
   Long-term debts (Note 9)                                                    99              55
   Accrued severance pay                                                    1,941           1,625
                                                                        -------------   -------------
 Total long-term liabilities                                                2,040           1,680
 -----                                                                  -------------   -------------

 COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

 SHAREHOLDERS' EQUITY (Note 12):
   Share capital - Authorized: 30,000,000
    Ordinary shares of NIS 0.1 par value
    at December 31, 2003 and 2002; Issued and outstanding:
    14,767,432 shares at December 31, 2003 and 2002                           525             525
   Additional paid-in capital                                              86,504          86,504
   Accumulated other comprehensive loss                                      (259)           (608)
   Accumulated deficit                                                    (76,297)        (73,341)
                                                                        -------------   -------------
 Total shareholders' equity                                                10,473          13,080
 -----                                                                  -------------   -------------
 Total liabilities and shareholders' equity                              $ 20,212        $ 21,484
 -----                                                                  =============   =============




The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003          2002*)        2001 *)
                                                            ------------   ------------   -----------
 Revenues (Note 15):
   Software licenses                                         $   6,045      $   6,931      $   6,355
   Maintenance and support                                       5,832          6,057          4,978
   Services                                                      4,740          4,467          5,536
                                                            ------------   ------------   -----------
                                                                16,617         17,455         16,869
                                                            ------------   ------------   -----------
 Cost of revenues:
   Software licenses                                             2,094          1,878          2,547
   Maintenance and support                                         801            715          1,042
   Services                                                      4,184          3,782          4,862
                                                            ------------   ------------   -----------
                                                                 7,079          6,375          8,451
                                                            ------------   ------------   -----------
 Gross profit                                                    9,538         11,080          8,418
                                                            ------------   ------------   -----------
 Operating expenses:
   Research and development, net (Note 16a)                      1,491          1,438          3,593
   Selling and marketing                                         5,938          5,369         12,120
   General and administrative                                    2,749          1,938          4,218
   Restructuring and other non-recurring charges
   (Note 16b)                                                      925          1,708          1,326
   Impairment of investment and other assets (Note 16c)          1,543              -          2,658
                                                            ------------   ------------   -----------
 Total operating expenses                                       12,646         10,453         23,915
 -----                                                      ------------   ------------   -----------
 Operating income (loss)                                        (3,108)           627        (15,497)
 Financial income, net (Note 16d)                                  236            141             48
 Income taxes (Note 13)                                             84            264            402
                                                            ------------   ------------   -----------
 Gain (loss) from continued operations                          (2,956)           504        (15,851)
                                                            ------------   ------------   -----------
 Discontinued operations:
   Gain on disposal of segment, net of income taxes                  -              -            220
                                                            ------------   ------------   -----------
 Net income (loss)                                           $  (2,956)     $     504      $ (15,631)
                                                            ============   ============   ===========

 Basic and diluted net earnings (loss) per share from
   continued operations                                      $   (0.20)     $    0.03      $   (1.36)
                                                            ============   ============   ===========
 Basic and diluted net earnings (loss) per share from
   discontinued operations, net of income taxes              $       -      $       -      $    0.02
                                                            ============   ============   ===========
 Basic and diluted net earnings (loss) per share             $   (0.20)     $    0.03      $   (1.34)
                                                            ============   ============   ===========

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

                                                                             Accumulated
                                                      Additional  Treasury      other                      Total         Total
                                             Share     paid-in    shares at  comprehensive Accumulated  comprehensive shareholders'
                                            capital    capital      cost         loss        deficit     income(loss)    equity
                                            -------   ----------  ---------  ------------- -----------  ------------- -------------
Balance as of January 1, 2001                $  431   $ 82,472    $     -    $    (712)    $(58,214)                  $  23,977
   Issuance of shares and options, net           89      4,577          -            -            -                       4,666
   Purchase of treasury shares as result of
    Medatech and VisOpt annulment agreement      (7)         -       (485)           -            -                        (492)
   Issuance of shares and options related
    to the acquisition of BFI                     7       (492)       485            -            -                           -
   Treasury shares                                -                   (31)           -            -                         (31)
   Other comprehensive loss:
    Foreign currency translation adjustment       -          -          -         (164)           -     $    (164)         (164)
    Net loss                                      -          -          -            -      (15,631)      (15,631)      (15,631)
                                            -------   ----------  ---------  ------------- -----------  ------------- -------------
   Total comprehensive loss                                                                             $ (15,795)
                                                                                                        ===========

Balance as of December 31, 2001                 520     86,557        (31)        (876)     (73,845)                     12,325
   Exercise of employees stock options            5          -          -            -            -                           5
   Issuance  expenses  related to  issuance
    of shares in 2001                             -       (103)         -            -            -                        (103)
   Compensation in respect of warrants
    granted to a consultant                       -         50          -            -            -                          50
   Treasury shares in respect of  a senior
    employee                                      -          -         31            -            -                          31
   Other comprehensive income:
    Foreign currency translation
     adjustments                                  -          -          -          268            -     $     268           268
    Net income                                    -          -          -            -          504           504           504
                                            -------   ----------  ---------  ------------- -----------  ------------- -------------
   Total comprehensive income                                                                           $     772
                                                                                                        ==========

Balance as of December 31, 2002                 525     86,504          -         (608)     (73,341)                     13,080
   Other comprehensive income:
    Foreign currency translation
     adjustments                                  -          -          -          349            -     $     349           349
    Net loss                                      -          -          -            -       (2,956)       (2,956)       (2,956)
                                            -------   ----------  ---------  ------------- -----------  ------------- -------------
   Total comprehensive loss                                                                             $   (2,607)
                                                                                                        ============

Balance as of December 31, 2003                 525   $ 86,504    $     -    $    (259)    $(76,297)                  $  10,473
                                            =======   ==========  =========  ============= ===========                -------------


The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003           2002          2001
                                                            ------------   ------------   -----------
 Cash flows from operating activities:
 -------------------------------------
   Net income (loss)                                         $  (2,956)    $     504      $ (15,631)
   Adjustments required to reconcile net income (loss)
    to net cash provided by (used in) operating
    activities:
    Depreciation and amortization                                  543           679          1,782
    Impairment of property and equipment                             -             -            389
    Amortization of capitalized software development
    costs                                                        1,613         1,590          2,378
    Gain from discontinued operations                                -             -           (220)
    Impairment of investment and other assets                    1,543             -          2,658
    Decrease (increase) in marketable securities, net             (214)           24            866
    Decrease (increase) in trade receivables                       311          (552)         3,115
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                             149          (101)           321
    Increase (decrease) in trade payables                           99          (691)          (864)
    Increase (decrease) in deferred revenues                       178          (291)          (331)
    Increase in accrued expenses, employees and other
      liabilities                                                1,199           479            358
    Increase (decrease) in accrued severance pay, net              (74)          (18)           117
    Write-off of loan granted to employee                            -             -             90
    Compensation in respect of warrants granted to a
    consultant                                                       -            50              -
    Others                                                           -            (9)            (3)
                                                            ------------   ------------   -----------
 Net cash provided by (used in) operating activities             2,391         1,664         (4,975)
                                                            ------------   ------------   -----------
 Cash flows from investing activities:
 -------------------------------------
   Proceeds from restricted marketable securities                    -             -            205
   Investment in restricted marketable securities                    -             -           (205)
   Capitalization of software development costs                 (1,593)       (1,595)        (2,000)
   Purchase of property and equipment                             (238)         (199)          (400)
   Proceeds from sale of property and equipment                      6            46             63
   Investment in short-term bank deposits, net                     (32)          (88)             -
   Investment in restricted cash                                  (902)            -              -
                                                            ------------   ------------   -----------
 Net cash used in investing activities                          (2,759)       (1,836)        (2,337)
                                                            ------------   ------------   -----------
 Cash flows from financing activities:
 -------------------------------------
   Proceeds from exercise of options                                 -             5              -
   Proceeds from issuance of shares and options, net                 -             -          4,666
   Issuance expenses related to issuance of shares in
   2001                                                              -          (103)             -
   Short-term bank credit, net                                      32             2            108
   Proceeds from long-term debt                                     69            86             33
   Principal payment of long-term debt                            (180)         (259)          (292)
   Proceeds from treasury shares in respect of a senior
   employee                                                          -            31              -
                                                            ------------   ------------   -----------
 Net cash provided by (used in) financing activities               (79)         (238)         4,515
                                                            ------------   ------------   -----------
 Effect of exchange rate changes on cash and cash
 equivalents                                                      (173)           58            (46)
                                                            ------------   ------------   -----------
 Decrease in cash and cash equivalents                            (620)         (352)        (2,843)
 Cash and cash equivalents at the beginning of the year          2,693         3,045          5,888
                                                            ------------   ------------   -----------
 Cash and cash equivalents at the end of the year            $   2,073     $   2,693      $   3,045
                                                            ============   ============   ===========


The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003           2002          2001
                                                            ------------   ------------   -----------
 Supplemental disclosure of cash flow activities:
 ------------------------------------------------
 Cash paid during the year for:
    Interest                                                 $     90       $       60     $     209
                                                            ============   ============   ===========
    Income taxes                                             $     25       $       12     $     402
                                                            ============   ============   ===========
 Supplemental disclosure of non-cash investing and
 financing activities:
 ---------------------
   Capital lease obligation incurred upon the
    acquisition of property and equipment                    $     50       $        -     $     259
                                                            ============   ============   ===========
   Purchase of treasury shares as result of Medatech and
    VisOpt annulment agreement                               $      -       $        -     $     492
                                                            ============   ============   ===========




The accompanying notes are an integral part of the consolidated financial statements.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 1:- GENERAL

          Attunity Ltd. ("Attunity") and its subsidiaries ("the Company") develop, market and provide support for computer software integration tools and application development tools.

          The Company's main product is the Attunity Connect. Attunity Connect is an enterprise information infrastructure product, which is available on multiple platforms and provides database-independent access to many databases and file systems. Attunity Connect standardizes the interaction between data sources and application programs utilizing various universally accepted standards.

          The Company's principal application development tools are CorVision, an application generator, and APTuser, a database retrieval and production report generator. The Company also supports through its Israeli subsidiary, Attunity Software Services Ltd. ("ASS"), "Mancal 2000", a logistics application software package.

          As for geographic markets and major customers, see Note 16.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars ("dollars"):

               A majority of the revenues of Attunity and certain of its subsidiaries is generated in dollars. In addition, a substantial portion of Attunity and certain subsidiaries' costs is denominated in dollars. The Company's management believes that the dollar is the primary currency in the economic environment in which those companies operate. Thus, the functional and reporting currency of those companies is the dollar.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The financial statements of the Israeli and other foreign subsidiaries whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders' equity, accumulated other comprehensive loss.

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of Attunity and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

          d.   Cash equivalents:

               `Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with maturities of three months or less at the date acquired.

          e.   Restricted cash:

               Restricted cash is primarily invested in highly liquid deposits, which are used mainly as a security for the outcome of a lawsuit.

          f.   Short-term bank deposits:

               Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in New Israeli Shekels ("NIS") and bear interest at an average rate of 4.9%. The short-term deposits are presented at their cost, including accrued interest.

          g.   Marketable securities:

               The Company accounts for its investments in marketable securities using Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

               Management determines the appropriate classification of its investments in debt and marketable equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The securities were classified as trading securities when the Company holds the securities for resale in anticipation of short-term market movements. The Company's trading securities carried at their fair value based upon the quoted market price of those investments. Net realized and unrealized gains and losses on these securities are included in financial expenses or income, as appropriate.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          h.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

                                                                    %
                                                            ------------------

                 Computers and peripheral equipment              20 - 33
                 Office furniture and equipment                  10 - 20
                 Motor vehicles                                     15
                                                          Over the related lease
                 Leasehold improvements                           period

          i.   Impairment of long-lived assets:

               The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

               During 2001, the Company recorded impairment expenses amounting to $ 272 attributed to assembled workforce, according to SFAS No. 121, which were included in "Impairment of investment and other assets". In 2003 and 2002, no impairment losses were identified.

          j.   Goodwill:

               Goodwill arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over the estimated useful life, which is 7-10 years.

               Statement of financial Accounting Standards "Goodwill and Other Intangible Assets" ("SFAS No.142") requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the Company's reporting unit with its carrying value. Fair value was determined using discounted cash flows, market multiples and comparative analyze. Significant estimates used in the methodologies included estimates of future cash flows and estimates of market multiples for the reportable unit.

               The Company has performed adoption test at the beginning of the year and the annual impairment test during the third fiscal quarter. As of December 31, 2003, no impairment losses have been identified.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          k.   Research and development costs:

               Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in Statement of Financial Accounting Standards No.86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS No.86").

               Based on the Company product development process, technological feasibility is established upon completion of a detail program design.

               Capitalized software costs are amortized on a product by product basis commencing with general product release by the amount computed using the straight-line method over the estimated useful life of the product (five years), and are included in costs of revenues.

               At  each   balance   sheet  date,   the  Company   assesses   the
               recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceeds the net realizable value, these products will be written down by the excess amount. In the years ended December 31, 2003, 2002 and 2001 the Company recorded $ 1,543, $ 0 and $ 2,386, respectively, as impairment of capitalized software costs, which were included in "Impairment of investment and other assets".

          l.   Income taxes:

               The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          m.   Advertising expenses:

               Advertising expenses are carried to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $ 208, $ 55 and $ 648, respectively.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          n.   Revenue recognition:

               The Company generates revenues mainly from license fees and sub-license fees for the right to use its software products, maintenance, support, consulting and training services. The Company sells its products primarily through its direct sales force to customers and indirectly through distributors and Value Added Resellers ("VARs"). Both the customers and the distributors or resellers are considered end users. The Company is also entitled to royalties from some distributors and VARs upon the sublicensing of the software to end users.

               The Company accounts for software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition", as amended ("SOP No. 97-2"). SOP No. 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain
               Transactions" ("SOP No. 98-9"). SOP No. 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and all other four criteria of SOP No. 97-2 are met. Under the residual method any discount in the arrangement is allocated to the delivered element. The Company and its subsidiaries have also adopted Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104").

               Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. The Company generally does not grant a right of return to its customers. The Company considers all arrangements with payment terms extending beyond one year not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

               Revenues from royalties are recognized according to quarterly royalties reports, as received from customers which embedded the Company's products in their own products and the Company is entitled to a percentage of the customer revenue from the combined product.

               Maintenance and support revenue included in multiple element arrangement is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

               Arrangements that include consulting and training services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement, therefore, these revenues are recognized as the services are performed.

               Deferred   revenues  includes  unearned  amounts  received  under
               maintenance and support contracts and amounts received from customers but not recognized as revenues.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Professional services are recognized when rendered.

               In transactions, where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

          o.   Concentrations of credit risks:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, marketable securities and trade receivables.

               Cash and cash equivalents, restricted cash and short-term bank deposits are invested in major banks in Israel, Europe and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists.

               The Company's trade receivables are mainly derived from sales to customers located primarily in the United States, Israel, Europe, Far East and South America. The Company performs ongoing credit evaluations of its customers and, through December 31, 2002, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

               In 2003, the Company increased its allowance for doubtful accounts to provide for doubtful receivables, mainly in the Far East and in Israel.

               Adjustments to allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001, were $ 279, $ (30) and $
               (151), respectively.

               The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

          p.   Accounting for stock-based compensation:

               The Company has elected to follow Accounting Principles Board Statement No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"), in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying shares on the date of grant, compensation expense is recognized.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, "Accounting for Stock Based Compensation Transmission and Disclosure - an amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB No. 25 (see also Note 12).

               Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

               The fair value for options granted in 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                           2003        2002           2001
                                         -------     -------        -------
               Dividend yield               0%          0%             0%
               Expected volatility        43.8%       79.5%           130%
               Risk-free interest          3.5%         3%             3%
               Expected life of up to    6 years     6 years        6 years

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Pro forma information under SFAS No. 123, is as follows:

                                                                   Year ended December 31,
                                                          -----------------------------------------
                                                              2003           2002          2001
                                                          ------------   ------------   -----------
               Net income (loss) from continued
                 operations                                $  (2,956)     $     504      $ (15,851)
               Net income (loss) from discontinued
                 operations, net of income tax                     -              -            220
                                                          ------------   ------------   -----------
               Net income (loss)                           $  (2,956)     $     504      $ (15,631)
                                                          ============   ============   ===========
               Deduct stock-based employee
                 compensation fair value                   $    (586)     $    (994)     $  (1,508)
                                                          ============   ============   ===========
               Pro forma:
               Net loss from continued operations          $  (3,542)     $    (490)     $ (17,359)
               Net income from discontinued
                 operations, net of income tax                     -              -            220
                                                          ------------   ------------   -----------
               Net loss                                    $  (3,542)     $    (490)     $ (17,139)
                                                          ============   ============   ===========
               Net earnings (loss) per share:
               Basic and diluted net earnings (loss)
                 per share from continued operations
                 as reported                               $   (0.20)      $   0.03      $   (1.36)
                                                          ============   ============   ===========
               Basic and diluted net earnings per
                 share from discontinued operations,
                 net of income tax                         $       -       $      -      $    0.02
                                                          ============   ============   ===========
               Basic and diluted net earnings (loss)
                 per share                                 $   (0.20)      $   0.03      $   (1.34)
                                                          ============   ============   ===========
               Pro forma basic and diluted net loss
                 per share from continued operations
                 as reported                               $   (0.23)      $  (0.03)     $   (1.49)
                                                          ============   ============   ===========
               Pro forma basic and diluted net
                 earnings per share from discontinued
                 operations, net of income taxes           $       -       $      -      $    0.02
                                                          ============   ============   ===========
               Pro forma basic and diluted net loss
                 per share                                 $   (0.23)      $  (0.03)     $   (1.47)
                                                          ============   ============   ===========

               The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation model to measure the fair value of the warrants at the date of grant.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          q.   Basic and diluted net earnings (loss) per share:

               Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

               Certain outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share because the securities are antidilutive for all periods presented. The total weighted average number of shares related to the outstanding stock options and warrants excluded from the calculations of diluted net earnings (loss) per share were 6,963,321, 6,367,656 and 6,950,161 for the years ended
               December 31, 2003, 2002 and 2001, respectively.

          r.   Severance pay:

               The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date for all employees in Israel. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay fund, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these policies is recorded as an asset in the Company's balance sheet.

               Severance pay expenses for the years ended December 31, 2003, 2002 and 2001 were $ 498, $ 576 and $ 1,375, respectively.

          s.   Fair value of financial instruments:

               The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

               The  carrying  amounts of cash and cash  equivalents,  restricted cash, short-term bank deposits, trade receivables, short-term bank credits trade payables deferred revenues, employees and payroll accruals accrued expenses and other liabilities approximate their fair values due to the short-term maturity of these instruments.

               The fair value for marketable securities is based on quoted market prices and does not significantly differ from the carrying amount.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The fair value of long-term liabilities was estimated by discounting the future cash flow using rate currently available for long-term liabilities of similar terms and maturity. The carrying amount of the Company's long-term liabilities approximates their fair value.

          t.   Impact of recently issued accounting standards:

               In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period end after December 31, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

               In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made
               (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

               Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

          u.   Reclassification:

               Certain amounts from prior years referring to expenses and property and equipment have been reclassified to conform with current year presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                         December 31,
                                                ------------------------------
                                                    2003             2002
                                                -------------    -------------

            Prepaid expenses                      $  338           $  460
            Government authorities                   485              370
            Employees                                 64              166
            Other                                    119              237
                                                -------------    -------------
                                                  $1,006           $1,233
                                                =============    =============


NOTE 4:- PROPERTY AND EQUIPMENT, NET

            Cost:
              Computers and peripheral equipment  $3,559           $3,184
              Office furniture and equipment         622              827
              Motor vehicles                         629              572
              Leasehold improvements               1,182            1,110
                                                -------------    -------------
                                                   5,992            5,693
                                                -------------    -------------
            Accumulated depreciation:
              Computers and peripheral equipment   3,247            2,760
              Office furniture and equipment         412              581
              Motor vehicles                         377              316
              Leasehold improvements               1,030              891
                                                -------------    -------------
                                                   5,066            4,548
                                                -------------    -------------
            Depreciated cost                      $  926           $1,145
                                                =============    =============

               Depreciation expenses for the years ended December 31, 2003, 2002 and 2001 are $ 543, $ 679 and $ 808, respectively.

               As for charges on the Company's property and equipment, see Note 10.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


NOTE 5:- SOFTWARE DEVELOPMENT COSTS, NET

                                                         December 31,
                                                ------------------------------
                                                    2003             2002
                                                -------------    -------------
            Software development costs            $   15,347       $   15,297
            Less - accumulated amortization           10,835            9,222
                                                -------------    -------------
            Amortized cost                        $    4,512       $    6,075
                                                =============    =============

          Amortization expenses for the years ended December 31, 2003, 2002 and 2001 are $ 1,613, $ 1,590 and $ 2,378, respectively.

          The Company recorded impairment expenses amounting to $ 1,543, $ 0 and $ 2,386, attributed to capitalized software costs in 2003, 2002 and 2001, respectively.

          Estimated amortization expenses for the years ended:

                                             December 31,
                                             -------------
            2004                               $1,874
            2005                                1,077
            2006                                  756
            2007                                  494
            2008                                  311
                                             -------------
                                               $4,512
                                             =============

NOTE 6:- GOODWILL

          a. The results of operations presented below for the three years ended December 31, 2003, 2002 and 2001, reflect the operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2001:

                                             Year ended December 31,
                                     ---------------------------------------
                                         2003         2002          2001
                                     ------------  -----------  ------------
  Reported net income (loss)          $   (2,956)   $     504    $ (15,631)
  Goodwill amortization                        -            -          974
                                     ------------  -----------  ------------
   Adjusted net income (loss)         $   (2,956)   $     504    $ (14,657)
                                     ============  ===========  ============
  Basic and diluted net earnings
    (loss) per share:

  Reported net income (loss)          $    (0.20)   $    0.03    $   (1.34)
  Goodwill amortization                        -            -         0.08
                                     ------------  -----------  ------------
  Adjusted net income (loss)          $    (0.20)   $    0.03    $   (1.26)
                                     ============  ===========  ============

          b. The change in the carrying amount of goodwill for the year ended December 31, 2003, is due to translation adjustments.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 7:- SHORT-TERM BANK CREDIT

                                                  Interest rate                 December 31,
                                              ---------------------    ------------------------------
                                                2003        2002           2003             2002
                                              ---------   ---------    -------------    -------------
                                                        %
                                              ---------------------
            Short-term bank loans:
              In NIS                            8.0         11.7         $      206       $      149
            Short-term bank credit:
              In NIS                            8.9         13.4                  -               26
                                                                       -------------    -------------
                                                                         $      206       $      175
                                                                       =============    =============

            (1)     Total authorized credit lines approximate            $      250
                                                                       =============
            (2)     Unutilized credit lines approximate                  $      250
                                                                       =============
            (3)     Weighted average interest rates at the end of
                      the year                                                  3.5%            12.2%
                                                                       =============    =============


NOTE 8:- ACCRUED EXPENSES AND OTHER LIABILITIES

            Government authorities                                       $      498       $      599
            SSF Lawsuit (see also Note 16b)                                   1,000              810
            Accrued expenses                                                    425              687
            Burlington lease lawsuit (see also Note 16b)                        850              290
            Royalties to Government authorities                                 642              270
            Others                                                               64                2
                                                                       -------------    -------------
                                                                         $    3,479       $    2,658
                                                                       =============    =============



NOTE 9:- LONG-TERM DEBTS

            Capital lease obligations, linked to the U.S. dollar
              and bears interest of 9.1%                                 $      108       $      174
            Other loans, linked to the Israeli Consumer Price
              Index and bears interest of 5% to 6.7%                             93               86
                                                                       -------------    -------------
                                                                                201              260
            Less - current maturities:
              Capital lease obligations                                          61              135
              Other loans                                                        41               70
                                                                       -------------    -------------
                                                                         $       99       $       55
                                                                       =============    =============

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 9:- LONG-TERM DEBTS (Cont.)

          As of December 31, 2003, the aggregate annual maturities of long-term debts are as follows:

                                                         December 31,
                                                ------------------------------
                                                    2003             2002
                                                -------------    -------------
            First year (current maturities)       $      102       $      205
            Second year                                   49               41
            Third year                                    42               14
            Fourth year                                    8                -
                                                -------------    -------------
                                                  $      201       $      260
                                                =============    =============
            See also Note 10.


NOTE 10:- CHARGES (ASSETS PLEDGED)

          As collateral for certain liabilities of the Company to banks and others, fixed charges have been recorded on certain property and equipment of the Company.


NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Lease commitments:

          The Company leases its operating facilities under non-cancelable operating lease agreements, which expire in various dates. Future minimum commitments under these leases as of December 31, 2003, are as follows:

                                                        Operating
                 Year ended December 31,                 leases
                 -----------------------                ---------
                 2004                                     $ 590
                 2005                                       442
                 2006 and thereafter                        517
                                                        ---------
                                                         $1,549
                                                        =========

          Operating lease obligation does not include $ 2,005 for which the Company has entered into a settlement agreement in March 2004 (see also Note 16b).

          Rent expenses under operating leases for the years ended December 31, 2003, 2002 and 2001 were $ 580, $ 704 and $ 1,298, respectively.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

          b.   Royalties:

               The Company participates in programs sponsored by the Israeli Government for the support of research and development activities. As of December 31, 2003, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("the OCS") in the aggregate amount of $ 2,418 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 2%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar.

               The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

               Through December 31, 2003, the Company has paid or accrued royalties to the OCS in the amount of $ 1,547. As of December 31, 2003, the aggregate contingent liability to the OCS amounted to $ 871.

          c.   Litigation:

               1. In November 2002, the four Special Situations Funds ("SSF") that invested in the Company's October 2001 private placement filed a complaint against the Company alleging that the Company had breached the Registration Rights Agreement related to their investment in the Company.

                    As such, SSF sought to collect liquidation damages of approximately $ 603 plus unspecified actual damages allegedly due as a result of delay in having Registration Statement covering the shares purchased by SSF declared effective at a later date. On March 28, 2003, the court ruled against the Company, in favor of SSF. The judge awarded SSF liquidation damages in the amount of $ 603, plus interest from the date on which the complaint was filed.

                    The Company has appealed on the decision and, in January 2004, the upper court affirmed the decision against the Company. In 2002, the Company recorded a one-time charge in the amount of $ 810, and an addition $ 365 in 2003 related to the outcome of the lawsuit and its related expenses. The charge was included in restructuring and other non-recurring charges in the statement of operations.

               2. During 2002, the company's subsidiary in the United States ceased the use of its former leased facilities before the end of the agreement term, which will expire in September 2005.

                    In 2003, the landlord sued the company for non-payment of the lease fees for 2003. Subsequent to the balance sheet date, the company and the landlord settled the dispute where the Company has agreed to pay $ 825 and will be released from the lease agreement.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 12:- SHAREHOLDERS' EQUITY

          a. The Ordinary shares of the Company are quoted on NASDAQ stock market. The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

          b. In October 2001, the Company issued 3,846,156 Ordinary shares to private investors in net consideration of approximately $ 4,666. In addition, the Company granted the investors and agents warrants to purchase 4,150,387 of the Company's Ordinary shares at an exercise price of $ 1.56 -$ 2.25. The agreement provides that if the Company's stock price reaches $3 and $4 for certain period of time, the warrants must be exercised or otherwise forfeited. These warrants will expire in October 2005 (see also
               Note 17).

          c.   Stock Option Plans:

               Under the Company's 1992, 1994, 1998 and 2001 Stock Option Plans (the "Plans"), the Company has granted options to purchase Ordinary Shares to key employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company's Ordinary shares on the date of grant for ISO options and 75% of the fair market for non-qualified options. Under the terms of these four plans, options generally become exercisable ratably over three to five years of employment, commencing with the date of grant. The options generally expire no later than 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

               Under the Plans, 4,500,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration become available for future grants. As of December 31, 2003, under the plans there are 639,186 options available for future grants.

               The following is a summary of the Company's stock options granted among the various plans:

                                                          Year ended December 31,
                                      ---------------------------------------------------------------
                                              2003                 2002                  2001
                                      -------------------- --------------------- --------------------
                                                  Weighted              Weighted             Weighted
                                       Number     average    Number     average   Number     average
                                       of         exercise   of          exercise  of         exercise
                                       options     price     options     price    options     price
                                      ---------- --------- ----------- --------- ---------- ---------
                 Outstanding at
                   beginning of year   1,604      $   3.71    2,238      $  3.87    1,226      $   8.61
                   Granted             2,137      $   1.57      143      $  1.09    1,710      $   1.26
                   Exercised               -      $      -     (187)     $  0.02      (20)     $   0.02
                   Canceled or
                     forfeited          (197)     $   7.83     (590)     $  4.85     (678)     $   5.57
                                      ----------           -----------           ----------
                 Outstanding at end
                   of year             3,544      $   1.78    1,604      $  3.71    2,238      $   3.87
                                      ========== ========= =========== ========= ==========   =========
                 Exercisable at end
                   of year             1,072      $   3.78      990      $  5.18    1,218      $   5.74
                                      ========== ========= =========== ========= ==========   =========

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)


                 The options outstanding as of December 31, 2003, have been separated into ranges of exercise price as follows:

                                                                                           Weighted
                                       Options      Weighted                  Options      average
                                     outstanding    average     Weighted    exercisable    exercise
                     Range of           as of      remaining     average       as of       price of
                     exercise        December 31,  contractual  exercise    December 31,   options
                       price            2003          life        price         2003       exercisable
                 -----------------  ------------- ------------ ----------- -------------- -----------
                         $           In thousands    Years          $       In thousands       $
                 -----------------  ------------- ------------ ----------- -------------- -----------
                  $    0.02                6           2         $    0.02        6         $    0.02
                  $    0.8 - 0.91        230           6.75      $    0.82       10         $    0.82
                  $    1.05 - 1.42     1,712           3.98      $    1.20      560         $    1.21
                  $    1.5 - 2.25      1,146           5.31      $    1.89       87         $    1.89
                  $    2.88 - 3.0         26           2.21      $    2.94       20         $    2.94
                  $    4.5 - 6.5          49           2.91      $    5.41       50         $    5.41
                  $    6.88 - 9.75       327           2.42      $    7.86      291         $    7.87
                  $   10 - 13.25          35           2.35      $   10.78       35         $   10.78
                  $   16                  13           2         $   16          13         $   16
                                    -------------                          -----------
                                       3,544                     $    2.23    1,072         $    3.78
                                    =============              =========== ===========      ===========

               Weighted average fair values and weighted average exercise prices of options whose exercise prices is equal to, lower than or exceeds market price of the shares at date of grant are as follows:

                                                      Year ended December 31,
                                 --------------------------------------------------------------------
                                          2003                   2002                   2001
                                 ---------------------   -------------------   ----------------------
                                  Weighted    Weighted   Weighted   Weighted    Weighted   Weighted
                                  average     average    average    average     average    average
                                  fair        exercise   fair       exercise    fair       exercise
                                   value       price      value      price       value      price
                                 ---------   ---------  ---------  ---------   ---------   ----------
               Equals market
                   price at
                   date of grant  $  0.70    $  1.55     $  0.84    $   1.22    $  0.98     $  1.32
                                  =========  ==========  =========  =========   =========   ==========
               Exceeds market
                   price at
                   date of grant  $  0.24    $  2.17     $     -    $      -    $   1.30    $  1.83
                                  =========  ==========  =========  =========   =========   ==========
               Lower than
                   market price
                   at date of
                   grant          $     -    $     -     $  1.29    $   0.02    $   1.77    $  0.02
                                  =========  ==========  =========  =========   =========   ==========

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

          d.   Stock warrants:

               The Company has issued warrants, as follows:

                                      Outstanding                    Exercisable
                                         as of                          as of
                                      December 31,    Exercise       December 31,     Exercisable
                   Issuance date          2003          price           2003            through
                 ------------------- -------------- -------------- --------------- ------------------
                  June 2000 (1)        425,000      $12.3 - $15.50    425,000        March 31, 2005
                  October 2000 (2)      72,000          $7.65          72,000        October 31, 2005
                  June 2001 (3)        180,000          $2.5          180,000        December 31, 2004
                  October 2001 (4)   4,115,387      $1.56 - $2.25   4,115,387        October 16, 2005
                                     ---------                      ---------
                                     4,792,387                      4,792,387
                                     =========                      ==========


               (1) Issued to investors and placement agents of 2000 private placement.

               (2) Issued to consultants and placement agents of 2000 private placement.

               (3)  Issued to a consultant for public relations services.

               (4) Issued to investors and placement agents of the October 2001 private placement.

               The Company had accounted for its warrants to consultants under the fair value method of SFAS No. 123 and EITF No. 96-18. The fair value for these warrants was estimated using Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002 and 2001: risk-free interest rates of 2.5% for 2003, 2.5% for 2002 and 3% for 2001, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 0.438, 0.795 and 1.3, respectively and a weighted-average contractual life of approximately 2 years for each year.

          e.   Dividends:

               In the event that cash dividends are declared in the future, such dividends will be paid in New Israeli Shekels ("NIS"). The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 13:- INCOME TAXES

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

               The production facilities of Attunity and its subsidiary Attunity Software Services Ltd. ("ASS") have been granted "Approved Enterprise" status under the Investment Law.

               In June 2000, Attunity Ltd. filed an application for a fourth investment program which has not yet been approved, the other three investment programs, which were approved in February 1998, April 1998 and November 2001, will expire in April 2006, November 2008 and December 2011, respectively.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- INCOME TAXES (Cont.)

               As of December 31, 2003, the investments under June 2000 investment program remain in progress and has not been completed.

               According to the provisions of the Law, Attunity Ltd. has elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, income derived from the "Approved Enterprise" will be tax-exempt for a period of two years commencing with the year it first earns taxable income, and will be taxed at 10% to 25%, based upon the percentage of foreign investment in Attunity for an additional period of five-eight years. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval.

               ASS has been granted status as an "Approved Enterprise" for two separate investment programs from 1991 and 1993 whereby it has elected to receive Government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from the date of approval. In 1993, ASS received approval for an expansion of the aforementioned programs whereby it has elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, its income from the "Approved Enterprise" will be tax-exempt for a period of ten years commencing with the year it first earns taxable income.

               As of December 2003, ASS has not yet received final approvals for such programs.

               If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise". As of December 31, 2003, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

               The Company's decision is not to distribute dividends, other than upon the liquidation of the Company.

               As Attunity currently has no taxable income, the benefits have not yet commenced for all programs.

               The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

               Should Attunity or ASS derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxable at the regular corporate tax rate of 36%.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- INCOME TAXES (Cont.)

          b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               Results of Attunity and its Israeli subsidiaries for tax purposes are measured and reflected in real terms of earnings in NIS after certain adjustments for increases in the Consumer Price Index. As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the annual change in the Israeli Consumer Price Index and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

          c. Tax benefits under the Law for the Encouragement of Industry (Taxation),1969:

               Attunity and ASS are "industrial companies" under the above law and as such are entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. It may also be entitled to deduct over three year period expenses incurred in connection with a public share offering and to amortize know-how acquired from third party.

          d. On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance ("the Amendment") was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income.

               The material consequences of the Amendment applicable to the Company include, among others, imposing tax upon all income of Israel residents, individuals and corporations, regardless of the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

          e.   Tax loss carryforward:

               Net operating loss carryforward as of December 31, 2003 are as follows:

                 Israel                         $  34,633
                 United States *)                   5,541
                 UK                                 2,589
                 Hong Kong                          1,612
                 France                               783
                                                ------------
                                                $  45,158
                                                ============

               Net operating losses in Israel, UK and Hong Kong may be carried forward indefinitely. Net operating losses in the U.S. are available through 2023 and in France through 2006.

               *) Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- INCOME TAXES (Cont.)

          f.   Deferred taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                          December 31,
                                                  ----------------------------
                                                     2003            2002
                                                  ------------    ------------
               Net operating loss carryforward    $   11,428      $   10,255
               Other                                     890           1,211
                                                  ------------    ------------
               Total deferred tax asset before
                 valuation allowance                  12,318          11,466
               Less - valuation allowance            (12,318)        (11,466)
                                                  ------------    ------------
               Net deferred tax assets            $        -      $        -
                                                  ============    ============

               The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

               During fiscal year 2003, the Company increased the valuation allowance by $ 852 to $ 12,318.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- INCOME TAXES (Cont.)

          g.   Reconciliation:

               A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of the Company and the actual tax expense, is as follows:

                                                                   Year ended December 31,
                                                          -----------------------------------------
                                                               2003           2002          2001
                                                          ------------   ------------   -----------

               Income (loss) from continued operations
                 before income taxes, as reported in
                 the consolidated statements of
                 operations                                $ (2,872)      $    768       $(15,449)
                                                          ============   ============   ===========
               Theoretical tax expense (income tax
                 benefit) computed at the rate
                 applicable to the Company (1)             $ (1,034)      $    276       $ (5,562)
               Tax adjustments in respect of inflation
                 in Israel and effect of different tax
                 rates for foreign subsidiaries                   -           (471)           (13)
               Losses for which valuation allowance
                 was provided                                     -              -          3,965
               Utilization of operating carryforward
                 tax losses                                  (1,462)          (227)             -
               Nondeductible expenses including
                 goodwill amortization, investment
                 impairment and others                        2,496            422          1,626
               Tax withholding                                   84            264            386
                                                          ------------   ------------   -----------
               Income taxes                                $     84       $    264       $    402
                                                          ============   ============   ===========
               (1) Statutory rate applicable to the
                     Company                                     36%            36%            36%
                                                          ============   ============   ===========

          h.   Pre-tax income (loss):

               Domestic                                    $ (2,489)      $ (1,753)      $(13,548)
               Foreign                                         (383)         2,521         (1,901)
                                                          ------------   ------------   -----------
                                                           $ (2,872)      $    768       $(15,449)
                                                          ============   ============   ===========

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 14:- EARNINGS (LOSS) PER SHARE

          The following table sets forth the computation of basic and diluted net earnings (loss) per share:

          a.   Numerator:

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                               2003           2002          2001
                                                            ------------   ------------   -----------
                 Net income (loss) from continued
                   operations                                $ (2,956)      $    504       $(15,851)
                 Net income from discontinued
                   operations, net of income tax                    -              -            220
                                                            ------------   ------------   -----------
                 Net income (loss)                           $ (2,956)      $    504       $(15,631)
                                                            ============   ============   ===========
                 Numerator for basic and diluted net
                   earnings (loss) per share
                   from continued operations -
                   income available to shareholders
                   of Ordinary shares                        $ (2,956)      $    504       $(15,851)
                                                            ============   ============   ===========
                   Numerator for basic and diluted net
                   earnings per share from discontinued
                   operations - income available to
                   shareholders of Ordinary shares           $      -       $      -       $    220
                                                            ============   ============   ===========
                  Numerator for basic and diluted net
                   earnings (loss) per share - income
                   available to shareholders of Ordinary
                   shares                                    $ (2,956)      $    504       $(15,631)
                                                            ============   ============   ===========

          b.   Denominator:

                 Denominator for basic net earnings
                   per share - weighted average
                   number of Ordinary shares                   14,767         14,697         11,666

                 Effect of dilutive securities:
                   Employee stock options                      *)   -             28         *)   -
                                                            ------------   -----------    -----------
                 Denominator for diluted net
                   earnings (loss) per share -
                   adjusted weighted average number
                   of Ordinary shares,
                   assumed exercise of options                 14,767         14,725         11,666
                                                            ============   ===========    ===========


               *) The effect of the inclusion of the options and warrants in 2001 and 2003 would have been antidilutive

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

          The Company manages its business on a basis of one reportable segment: computer software integration tools and application development tools. Total revenues are attributed to geographic areas based on the location of the end customers. This data is presented in accordance with Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

          Revenues from sales to unaffiliated customers:

                                             Year ended December 31,
                                    -----------------------------------------
                                        2003           2002          2001
                                    ------------   ------------   -----------

            Israel                   $  2,952       $  2,576       $  2,761
            United States               6,528          7,025          7,589
            Europe                      5,411          4,950          4,012
            Far East                      908          1,064          1,212
            South America                 369          1,500          1,066
            Other                         449            340            229
                                    ------------   ------------   -----------
                                     $ 16,617       $ 17,455       $ 16,869
                                    ============   ============   ===========

            The Company's long-lived assets are as follows:

                                                      December 31,
                                             ------------------------------
                                                2003             2002
                                             -------------    -------------

            Israel                             $   11,144       $   12,467
            United States                             180              274
            Other                                     150              163
                                             -------------    -------------
                                               $   11,474       $   12,904
                                             =============    =============

          In 2003, the Company had a customer that accounted for 10.3% of revenues; in 2002, a different customer accounted for 10.3%; and in 2001, no customer accounted for more than 10% of revenues.

                                              ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA

               a.   Research and development costs, net:

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003           2002          2001
                                                            ------------   ------------   -----------
                 Total costs                                  $  3,084       $  3,033       $  5,382
                 Capitalized software development costs         (1,593)        (1,595)        (1,789)
                                                            ------------   ------------   -----------
                                                              $  1,491       $  1,438       $  3,593
                                                            ============   ============   ===========

               b.   Restructuring and other non-recurring
                    charges:

                 Restructuring charges (1)                    $      -       $      -       $  1,326
                 SSF lawsuit   (2)                                 365            810              -
                 Burlington lease lawsuit (3)                      560            290              -
                 Employment termination benefits (4)                 -            467              -
                 Others                                              -            141              -
                                                            ------------   ------------   -----------
                                                             $     925       $  1,708       $  1,326
                                                            ============   ============   ===========

               (1) In September 2001, after sustaining substantial losses, the Company implemented a restructuring plan. The plan consisted of the involuntary termination of 30 employees and write-off of leasehold improvements that have no useful use as a result of the dismissal of employees. The Company recorded restructuring changes in accordance with Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain costs in a restructuring) " and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Changes".

               (2)  See Note 11c.

               (3) In 2002, the Company's subsidiary in the United States ceased the use of its former lease facilities before the end of the agreement term, which will expire in September 2005.

                    The Company early adopted Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit Disposal Activities" ("SFAS No. 146"), which addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities.

                    According to SFAS No. 146, the Company recognized a one-time charge, in a total amount of $290, related to the costs that will continue to be incurred under the agreement for its remaining time, without economic benefit to the Company.

                    The one-time charge was measured at its fair value at the cease-of-use date, based on the future remaining lease payments, reduced by estimated sublease rentals that could be reasonably obtained for those facilities.

                    In 2003 the landlord sued the Company for non-payment of the lease fees for 2003. In March 2004, the Company and the landlord settled the dispute where the Company has agreed to pay $825 and be released from the lease agreement.

                                             ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

               (4) One time charge related to employment termination of the then chief executive officer of the Company and other employees during 2002.

               c.   Impairment of investment and other assets:

                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                                2003           2002          2001
                                                            ------------   ------------   -----------
                 Impairment of capitalized software
                   costs                                     $  1,543       $      -       $   2,386
                 Impairment of assembled workforce                  -              -             272
                                                            ------------   ------------   -----------
                                                             $  1,543       $      -       $   2,658
                                                            ============   ============   ===========

               d.   Financial income, net:

                 Financial income:
                   Gain on trading marketable securities     $      3       $      -       $       -
                   Interest and other income                       90             69             142
                   Foreign currency translation
                     differences                                  588            141             515
                                                            ------------   -----------    -----------
                                                                  681            210             657
                                                            ------------   -----------    -----------
                 Financial expenses:
                   Interest                                      (100)           (69)           (304)
                   Foreign currency translation
                     differences                                 (345)             -            (305)
                                                            ------------   -----------    -----------
                                                                 (445)           (69)           (609)
                                                            ------------   -----------    -----------
                                                             $    236       $    141       $      48
                                                            ============   ===========    ===========


NOTE 17:- SUBSEQUENT EVENTS

          In March 2004, the Company signed an agreement with a group of investors ("the Group") that owns 2,043,146 shares and warrants to purchase 2,208,489 shares at an exercise price of $ 1.75 and 736,162 shares at an exercise price of $ 2.25, according to which the Group will invest, subject to a shareholders approval, an additional $ 2 million in the Company as a five-year convertible debenture at $ 1.75 per share, and warrants to purchase 480,000 Ordinary shares at an exercise price of $ 1.75 per share.




                             - - - - - - - - - - - -




F:\W2000\2235\M\03\E$12.DOC

                                                                          Item 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              OPERATING RESULTS AND FINANCIAL REVIEW AND PROSPECTS
              ----------------------------------------------------

          A.   Operating Results

        The following discussion and analysis should be read in conjunction with our Financial Statements and notes thereto included elsewhere in this Report.

        Overview

        We are a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Founded in 1988 and traded on the Nasdaq Stock Market, our worldwide operations support over 1,000 end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on thousands of systems worldwide. Our products are sold through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America.

        General

        We maintain our books and records in Israeli currency in compliance with statutory requirements and in United States dollars, or dollars. Approximately 83%(47% in dollars) of our revenues in 2003 and approximately 85% (49% in dollars) of our revenues in 2002 were derived outside of Israel and received in currencies other than the New Israeli Shekel, or NIS. In addition. a substantial portion of Attunity and certain subsidiaries' costs is denominated in dollars. Our management believes that the dollar is the primary currency in the economic environment in which those companies operate. Thus, the functional and reporting currency of those companies is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

The financial statements of the Israeli and other foreign subsidiaries, whose functional currency is determined to be their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders' equity, accumulated other comprehensive loss.

Critical Accounting Policies

        The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including, but not limited to those related to revenue recognition, bad debts and intangible assets. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

        The following critical accounting policies, among others described in note 2 to our financial statements, are the basis for our more significant judgments and estimates used in the preparation of our consolidated financial statements.

        Bad debt allowance. An allowance for doubtful accounts is determined with respect to those specific amounts that our management has determined to be doubtful accounts. We perform ongoing credit evaluations of our customers. An allowance for a doubtful account is determined with respect to those amounts that we have determined to be doubtful of collection. Any changes in our assumptions relating to the collectability of our accounts receivable, may affect our financial position and results of operations.

        Goodwill. Goodwill that resulted from transactions before July 1, 2001 was amortized using the straight-line method over the estimated useful life, which is 7 to 10 years until December 31, 2001. SFAS No.142, "Goodwill and Other Intangible Assets", requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of our company reporting unit with its carrying value. Fair value was determined using discounted cash flows, market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of future cash flows and estimates of market multiples for the reportable unit. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables, primarily the discount rate, may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our intangible assets.

        Research and Development Expenses, Net. Research and development costs, are charged to income as incurred before technological feasibility is established. Based on our product development process, technological feasibility is established upon completion of a detailed program design. Costs that are incurred between completion of a detailed program design and the point at which the product is ready for general release are capitalized according to the principles set forth in SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalized software costs are amortized on a product-by-product basis commencing with general product release by the amount computed using the straight-line method over the estimated useful life of the product (five years), and are included in costs of revenues. At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product-by-product basis. Under different assumptions with respect to the recoverability of our intangible assets, our determination may be different, which may negatively affect our financial position and results of operations. In 2003, we recorded an impairment charge of $1.5 million with respect to a product that is no longer being sold.

        Contingencies. We are, from time to time, subject to proceedings and other claims related to employees, an alleged lease agreement and other matters. We are required to assess the likelihood of any outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

        Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Recent Accounting Pronouncements

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period end after December 31, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

            In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

            Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and
(2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

Results of Operations

        The following discussion of our results of operations for the years ended December 31, 2001, 2002 and 2003, including the following table, which presents selected financial information as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.


                                                   2003     2002       2001
                                                   ----     ----       ----
        Revenues:
           Software licenses....................     36%      40%       38%
           Maintenance and support..............     35       34        29
           Services.............................     29       26        33
                Total revenues..................    100      100       100
        Cost of revenues:
           Software licenses....................     13       11        15
           Maintenance and support..............      5        4         6
           Services.............................     25       22        29
                Total cost of revenues..........     43       37        50
        Gross profit............................     57       63        50
           Research and development, net........      9        8        21
           Selling and marketing................     36       31        72

           General and administrative...........     16       11        25
           Restructuring and other
             non-recurring charges..............      6       10         8
           Impairment of software development
             costs..............................      9        -        16
         Total operating expenses                    76       60       142
         Operating profit (loss)................    (19)       3       (92)
         Financial income, net..................      1        0         0
         Taxes on income (tax benefit)..........      0        1         2
         Profit (loss) from continuing
         operations, net of taxes..............     (18)       2       (94)
         Earnings from discontinued
           operations of a  segment, net of
           taxes.............................         -        -         1
         Gain (loss) on disposal of segment.....      -        -         1
                                                  -------  -------    ----
         Gain (loss) from discontinued                 -        -        -
        operations..............................  -------   ------    ----
         Net profit (loss)......................     (18)%     2%      (93)%
                                                  ========     ==     =====


Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

        Revenues. Our revenues are derived primarily from software licenses, maintenance and support and professional services. Total revenues decreased 4.8% to $16.7 million in 2003 from $17.5 million in 2002. This decrease is mainly attributable to a 12.8% decrease in license revenues, which decreased to $6 million in 2003 from $6.9 million in 2002. We expect that our license revenue will increase in 2004 based on our current license pipeline and that our revenues from maintenance, support and professional services will remain at the same level in 2004.

        Cost of Revenues. Cost of license revenues consists primarily of production costs including media, packaging, freight and documentation, amortization of capitalized software development costs and certain royalties and licenses payable to third parties and to the Office of the Chief Scientist of the Ministry of Industry and Trade, or the Chief Scientist. Cost of maintenance, support and services consists primarily of salaries of employees performing the services and related overhead. Our cost of revenues increased 11% to $7.1 million in 2003 from $6.4 million in 2002 primarily due to the increase in royalties to the Chief Scientist and increase in cost of services in our European operations resulting from local currency changes against the dollar. We anticipate that our cost of revenues as a percentage of sales will remain the same in 2004.

        Gross Profit. Our gross profit decreased 13.9% to $9.5 million in 2003 from $11.1 million in 2002, as a direct result of decreased revenues and increased cost of revenues in 2003.

        Research and Development, Net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Total research and development costs, before capitalized software costs, increased by 1.7% to $3.1 million in 2003 from $3 million in 2002. The increase is principally attributable to an increase in salaries. We capitalized approximately $1.6 million of software developments costs in 2003 and 2002. As a result of the foregoing, net research and development costs increased by 3.7% to $1.5 million in 2003 from $1.4 million in 2002. We do not plan to significantly increase our expenditures for research and development in 2004.

        Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, advertising expenses and sales offices maintenance and administrative costs. Selling and marketing expenses increased by 10.6% to $5.9 million in 2003 from $5.4 million in 2002 due to an increase in marketing and business development investments. We expect that our selling and marketing expenses will increase in 2004 as a result of our decision to add sales personnel and to increase our marketing expenses as part of our plan to increase our license revenues.

        General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, other administrative costs and bad debts. General and administrative expenses increased by 41.8% to $2.7 million in 2003 from $1.9 million in 2002. The increase is principally attributable to the increase of $0.4 million in bad debts in our Asia and Israeli operations, higher legal fees, hiring a new CFO and to an increase in the compensation of our Chairman and CEO. We do not believe that our general and administrative expenses will increase significantly in 2004.

        Restructuring and Other Non-Recurring Charges. We recorded non-recurring charges of $0.4 million and $0.8 million relating to legal dispute with the Special Situations Funds in 2003 and 2002 respectively and $0.6 million and $0.3 million relating to legal dispute with the landlord of our former offices in Massachusetts in 2003 and 2002 respectively. Both disputes were resolved in early 2004 without additional costs. In 2002 we had $0.6 million of charges relating to severance payments and other expenses.

        Impairment of software development costs. We recorded $1.5 million asset impairment charge with respect to our capitalized software costs of a product we no longer sell.

        Operating Income (Loss). Based on the foregoing, we recorded an operating loss of $3.1 million in 2003 compared to an operating profit of $0.6 million in 2002.

        Financial Income, Net. Our financial income was offset in part by (i) interest expense and (ii) currency translation adjustments between the dollar and Europeans and Israeli currency. In 2003, we had net financial income of $236,000 as compared to $141,000 in 2002. This increase in financial income is attributable mainly to foreign currency translation adjustments.

        Taxes on Income. Income taxes for 2003 were $84,000 compared with $264,000 in 2002. In 2002, we incurred higher taxes due to a required increase in withholding of taxes on export sales.


Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

        Revenues. Total revenues increased 3.5% to $17.5 million in 2002 from $16.8 million in 2001. This increase is mainly attributable to a 9% increase in revenues from software licenses, which increased to $6.9 million in 2002 from $6.3 million in 2001.

        Cost of Revenues. Cost of revenues decreased 24.6% to $6.3 million in 2002 from $8.5 million in 2001 primarily due to the decrease in amortization of capitalized software development costs and salary expenses.

        Gross Profit. Gross profit increased 31.6% to $11.1 million in 2002 from $8.4 million in 2001, as a direct result of increased revenues and decreased cost of revenues in 2002.

        Research and Development, Net. Total research and development costs decreased by 43.6% to $3 million in 2002 from $5.4 million in 2001. The decrease is principally attributable to a decrease in headcount and in salaries. We capitalized approximately $1.6 million of software developments costs in 2002 and $1.8 million in 2001. As a result of the foregoing, net research and development costs decreased by 60.0% to $1.4 million in 2002 from $3.6 million in 2001.

        Selling and Marketing, Net. Selling and marketing expenses decreased by 55.7% to $5.4 million in 2002 from $12.1 million in 2001 due to a substantial decrease in marketing investments and a reduction in headcount.

        General and Administrative. General and administrative expenses decreased by 54.1% to $1.9 million in 2002 from $4.2 million in 2001. The decrease is principally attributable to the decrease in headcount and decreased lease and salary expenses.

        Restructuring and Other Non-Recurring Charges. We recorded non-recurring charges of $0.8 million and $0.3 million relating to legal disputes with the Special Situations Funds and with the landlord of our former offices in Massachusetts respectively and $0.6 million relating to severance payments and other expenses in 2002, compared with restructuring charges of $1.3 million relating to severance payments, write-off of leasehold improvements and other related expenses in 2001.

        Impairment of software development costs and Other. We recorded a $2.4 million asset impairment charge with respect to our capitalized software development costs and $0.3 relating assembled workforce in 2001.

        Operating Income (Loss). Based on the foregoing, we recorded an operating income of $0.6 million in 2002 compared to an operating loss of $15.5 million in 2001.

        Financial Income, Net. In 2002, we had net financial income of $141,000 as compared to $48,000 in 2001. This increase in financial income is attributable to foreign currency translation adjustments.

        Taxes on Income. The income taxes for 2002 were $264,000 compared with an income tax provision of $402,000 in 2001.

        Gain on Disposal of Segment. We recorded a $201,000 gain in 2001 with respect to provisions related to the disposal of Medatech in our financial statements for 2000.

        Net Income (Loss). As a result of the foregoing, we had net income of $0.5 million in 2002 compared to a net loss of $15.6 million in 2001.

Conditions in Israel

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

        In addition, some of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

        To date, no executive officer or key employee was recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and its Arab neighbors into a full scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

        In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

Trade Agreements

        Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

        Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

        Israeli companies are generally subject to income tax at the corporate rate of 36% of taxable income. We have been granted the status of an "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") with respect to our production facilities. An enlargement project of ours was granted "Approved Enterprise" status in December 1998. In accordance with the provisions of the Investment Law, we have elected to enjoy "alternative benefits," wherein a company waives the receipt of grants in return for a tax exemption. Income derived from an

"Approved Enterprise" is tax-exempt for a period of two years, commencing with the year it first earns taxable income, and is subject to corporate tax at the rate of 10% to 25% for additional periods of five to eight years based on the percentage of foreign investments in our company. Our subsidiary, Attunity Software Services Ltd., or ASS granted "Approved Enterprise" status for two separate investment programs from 1991 and 1993 whereby it has elected to receive Government grants and to enjoy the benefit of a reduced tax rate of 25% during a period of seven years commencing with the year it first earns taxable income. The period of tax benefits, detailed above, is subject to limits of the earlier of twelve years from the commencement of production, or fourteen years from the date of approval. In 1993, ASS received approval for an expansion of the aforementioned programs whereby it elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, its income from the "Approved Enterprise" will be tax-exempt for a period of ten years commencing with the year it first earns taxable income. As of December 31, 2003, ASS has not received final approvals for such programs.

        Since we currently have no taxable income, the benefits have not yet commenced for all programs. Should we or ASS derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxable at the regular corporate tax rate of 36%. Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries, which have generally been unprofitable, cannot be consolidated for tax purposes with the results of operations of the parent company.

Impact of Currency Fluctuations and of Inflation

        Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our international sales subsidiaries in Europe, the Middle East and Africa, and Asia Pacific. As a result, these sales and related expenses are denominated in currencies other than the U.S. dollar. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, including:

          o a decrease in the value of currencies in certain of the EMEA or APAC relative to the U.S. dollar, which would decrease our reported U.S. dollar revenue, as we generate revenue in these local currencies and report the related revenue in U.S. dollars; and

           o an increase in the value of currencies in certain of the EMEA or APAC, or Israel relative to the U.S.
              dollar, which would increase our sales and marketing costs in these countries and would increase research and development costs in Israel.

        The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we incur expenses, principally salaries and related personnel expenses, in NIS. For several years prior to 1997, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the dollar and companies experienced increases in the dollar cost of their operations in Israel. This trend was reversed during 1997 and 1998. In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar. In 2001 and 2002, the devaluation rate again exceeded the inflation rate in Israel. In 2003 the rate of inflation was negative and the NIS was revaluated vis-a-vis the dollar. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.

        The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for such devaluation:

                                                               Israeli
                                                 Israeli      inflation
    Year ended     Israeli        Israeli      devaluation  adjusted for
   December 31,  price index inflation rate %     rate %    devaluation %
   ------------  ----------- ----------------     ------    -------------
       1999         408.0            1.3          (0.2)           1.5
       2000         408.0            0            (2.7)           2.8
       2001         413.8            1.4           9.3           (7.8)
       2002         440.65           6.4           7.3           (0.7)
       2003         432.34          (1.9)         (7.6)           6.1


        A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such devaluation also has the effect of decreasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

B.   Liquidity and Capital Resources

        Historically, we have financed our operations through cash generated by operations, funds generated by our public offering in 1992 (approximately $12 million), private equity investments (approximately $24.8 million), exercise of stock options and warrants (approximately $9.5 million) as well as from research and development and marketing grants, primarily from the Government of Israel. In March 2000, we raised net proceeds of approximately $13 million in a private placement of our securities. In October 2001, we raised additional proceeds of approximately $5 million in a private placement of our securities. On a limited basis we have also financed our operations through short-term loans and borrowings under available credit facilities.

         In March 2004 we signed an agreement with a group of investors that owns 2,043,146 of our shares and warrants to purchase an additional 2,944,651 shares at exercise prices of $1.75 and $2.25, according to which the group will invest, subject to shareholder approval, an additional $2 million in our company in the form of a five-year convertible debenture, convertible at $1.75 per share and warrants to purchase 480,000 ordinary shares at an exercise price of $1.75 per share.

        As of December 31, 2003, we had $3.3 million in cash, cash equivalents, restricted cash and marketable securities as compared to $2.8 million in cash and cash equivalents at December 31, 2002. As of December 31, 2003, we had a bank line of credit of approximately $0.2 million, which is unused.

        As of December 31, 2003 we had $52,000 in long-term loans from United Mizrachi Bank Ltd. These loans bear interest ranging between 5% to 7.8%. Principal and interest are linked to the Israeli Consumer Price Index.

        Net cash provided by operating activities was $2.4 million in 2003 and $1.7 million in 2002. Net cash used in investing activities was $2.8 million in 2003 and $1.8 million in 2002, which funds were used primarily for software development costs. Net cash used in financing activities was $0.1 million in 2003 and $0.2 million in 2002.

        Our principal commitments consist of obligations outstanding under operating leases. Our capital expenditures were approximately $288,000 in 2003 and $199,000 in 2002. The majority of our capital expenditures were for computers and software. We currently do not have significant capital spending or purchase commitments.

        We anticipate that our existing capital resources and the additional funds provided by the convertible debenture, once approved by the shareholders meeting, will be adequate to satisfy our working capital and capital expenditure requirements until December 31, 2004, but we may need to raise additional funds in the next twelve months in order to provide the necessary capital for our working capital and capital expenditure requirements.

C.   Research and Development, Patents and Licenses

        The software industry is characterized by rapid product change resulting from new technological developments, performance improvements and lower hardware costs and is highly competitive with respect to timely product innovation. We, through our research and development and support personnel, work closely with our customers and prospective customers to determine their requirements, to design enhancements and new releases to meet their needs and to adapt our products to new platforms, operating systems and databases. Research and development activities for all products principally take place in our research and development facilities in Israel. As of December 31, 2003, we employed 37 persons in research and development.

        We seek external resources for co-financing our development projects, mainly from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. The Chief Scientist participated in financing Attunity Connect(TM), APTuser(R) and the Hungarian version of Mancal 2000. Under the Israeli Law for the Encouragement of Industrial Research and Development, or the Research Law, research and development programs approved by the research committee of the Chief Scientist are eligible for grants of up to 50% of project expenditures if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program. The terms of these grants prohibit the manufacture outside of Israel or the transfer of the technology developed pursuant to the terms of these grants to any person or entity without the prior consent of the Chief Scientist. The Research Law also provides that know-how from the research and development which is used to produce the product may not be transferred to third parties without the approval of the Chief Scientist. There can be no assurance that such consent, if requested, will be granted.

        We have committed substantial financial resources to our research and development efforts. During 2001, 2002 and 2003, our research and development expenditures were $5.4 million, $3.0 million and $3.1 million, respectively. We did not receive any reimbursement from the Chief Scientist during the last three years. We capitalized computer software development costs of $1.8 million, $1.6 million and $1.6 million in 2001, 2002 and 2003, respectively. We believe that our investment in product development activities in 2004 will be consistent with our expenditures in 2003.

D.   Trend Information

        We expect that our results will continue to be impacted by the continued decline in revenues from our legacy products and by increased sales and marketing expenditures while we attempt to gain market acceptance for our data integration products. As a result of an unpredictable business environment and long sales cycles we are unable to provide any guidance as to sales and profitability trends.

        As a result of unfavorable decision against us in our litigation with the various Special Situation Funds and a settlement we reached with the landlord of our former offices in Massachusetts, we incurred a liability of $1.9 million in the years ended December 31, 2003 and 2002 with respect to these matters. In March 2004, we paid the Special Situation Funds $684,000 and agreed to pay $825,000 to the landlord of our former offices in Massachusetts in full satisfaction of our lease commitment.


E.   Off-Balance Sheet Arrangements

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.   Tabular Disclosure of Contractual Obligations

        The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2003 and the effect we expect them to have on our liquidity and cash flow in future periods.

       Contractual Obligations                 Payments due by Period
-----------------------------------  -------------------------------------------
                                              less than
                                      Total     1 year     1-3 Years   3-5 Years
                                     ------   ---------    ---------   ---------
Long-term debt obligations.......    $   93      $  41      $  52       $  -
Capital (finance) lease obligations     108         61         67          -
Operating lease obligations (*)..     1,549        590        889         70
                                      -----        ---        ---         --
Total............................    $1,750      $ 692     $1,008       $ 70

        (*) Does not include an operating lease obligation of $ 2,005 for which we have entered into a settlement agreement to be completed in early April 2004 that provides for a payment of $825 in full satisfaction of the obligation.

                                                                          Item 3

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statements on Forms F-3 (File No. 333-14140, 333-11972 and 333-12450) and Registration
Statements on Forms S-8 (File No. 333-84180, 333-932 and 333-11648) of Attunity Ltd. ("the Company") of our report dated March 11, 2004 with respect to the consolidated financial statements of the Company for the year ended December 31, 2003 included in the Company's Report on Form 6-K for the month of March 2004.





                                             /s/Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
March 30, 2004                                  A member of Ernst & Young Global

                                                                          Item 4

                                                                    Exhibit 31.1




                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002
I, Arie Gonen:

1. I have reviewed this filing of our financial statement for the year ended December 31, 2003 on Form 6-K of Attunity Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2004

/s/Arie Gonen *
---------------
Arie Gonen

Chief Executive Officer



* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                          Item 5

                                                                    Exhibit 31.2



                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Ofer Segev, certify that:

1. I have reviewed this filing of our financial statement for the year ended December 31, 2003 on Form 6-K of Attunity Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2004

/s/Ofer Segev *
---------------
Ofer Segev
Chief Financial Officer

* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                          Item 6

                                                                    Exhibit 32.1


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the filing of the financial statements for the year-ended December 31, 2003 of Attunity Ltd. (the "Company") on Form 6-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Arie Gonen, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

        (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


/s/Arie Gonen*
--------------
Arie Gonen
Chief Executive Officer
March 30, 2004


* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                          Item 7

                                                                    Exhibit 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the filing of the financial statements for the year-ended December 31, 2003 of Attunity Ltd. (the "Company") on Form 6-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ofer Segev, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

        (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


/s/Ofer Segev*
--------------
Ofer Segev
Chief Financial Officer

March 30, 2004



* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  ATTUNITY LTD
                                  ------------
                                  (Registrant)



                                  By: /s/Arie Gonen
                                     -----------------
                                     Arie Gonen
                                     Chief Executive Officer


Date: March 30, 2004